OILSANDS QUEST INC.
205, 707-7th Avenue S.W.
Calgary, Alberta T2P 3H6
August 13, 2007
Via Edgar and Facsimile (202) 772-9369
Mr. Jason Wynn
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Registration Statement on Form S-3/A No. 3
Commission File No. 333-142642 (the “Registration Statement”)
Ladies and Gentlemen:
     Based on your oral confirmation that the Securities and Exchange Commission has no further comments on the Registration Statement, we are requesting acceleration of the Registration Statement.
     We acknowledge that:
s	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

s	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

s	we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), that the effectiveness of the Registration Statement on Form S-3/A No. 3 referred to above be accelerated so that it will be declared effective at 12:00 p.m., Eastern time, or as soon as practicable thereafter, on Thursday, August 16, 2007. We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

United States Securities and Exchange Commission
August 13, 2007

     We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.

Respectfully submitted, OILSANDS QUEST INC.
/s/ Karim Hirji

Karim Hirji, Chief Financial Officer